Exhibit 99-1

On November 21, 2021, the Issuer entered into an Agreement and Plan of Merger ("Merger Agreement") with Paloma Partners VI Holdings, LLC ("Parent"), and Paloma VI Merger Sub, Inc., which is a wholly-owned subsidiary of Parent ("Merger Sub"), whereby, among other things, Merger Sub would commence a tender offer to acquire all of the Issuer's outstanding Shares for $23.00 per Share in cash (the "Tender Offer"). Also on November 21, 2021, in connection with the execution of the Merger Agreement, Franklin Advisers, Inc. ("FAV") as investment manager on behalf of certain funds and accounts ("Clients"), entered into a Tender and Support Agreement (the "Support Agreement") with Parent, Merger Sub and, solely with respect to certain provisions thereunder, the Issuer. Pursuant to the Support Agreement, FAV agreed, among other things, to (i) validly tender or cause to be validly tendered pursuant to and in accordance with the Tender Offer all Shares that may be beneficially owned by FAV and not to withdraw or cause to be withdrawn any such Shares from the Tender Offer unless and until the
  Support Agreement is terminated, and (ii) not vote any Shares that may be beneficially owned by FAV in favor or, and will vote against or not consent to, any acquisition proposal other than the Merger and related transactions, or that could impede, interfere with, prevent or delay the consummation of the Merger or the related transactions. The Tender Offer closed on December 23, 2021, and the Support Agreement terminated on that date.

One FAV Client had interests exceeding 10% in the Issuer's Common Stock:
Franklin High Income Fund, a series of Franklin High Income Trust, an investment company registered under the Investment Company Act of 1940, had an interest in 2,372,322 shares of such Common Stock, all of which were tendered in the transaction reported in this report.

FAV is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). FAV may be deemed to beneficially own the Securities for purposes of Rule 13d-3, and accordingly for purposes of section 16(a), under the Securities Exchange Act of 1934, as amended (the "Act"), in its capacity as the investment adviser to the Clients pursuant to investment management contracts that grant investment and/or voting power to FAV. When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.

Beneficial ownership by FRI, FAV and their affiliates is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by each of FRI's affiliates whose ownership of securities is disaggregated from that of FRI in accordance with the 1998 Release ("FRI Disaggregated Affiliates") are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries of FRI other than FRI Disaggregated Affiliates are collectively, "FRI Aggregated Affiliates"). Furthermore, internal policies and procedures of, on the one hand, FRI Disaggregated Affiliates, and, on the other hand, FRI, establish informational barriers that prevent the flow among, on the one hand, FRI Disaggregated Affiliates (including preventing the flow between such entities), and, on the other hand, the FRI Aggregated Affiliates, of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FRI Disaggregated Affiliates report the securities over which they hold investment and voting power separately from the FRI Aggregated Affiliates for purposes of
Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI's subsidiaries provide investment management services. FRI, the Principal Shareholders and FAV disclaim any pecuniary interest in any of the Securities. In addition, the filing of this Form 4 on behalf of the Principal Shareholders, FRI and FAV should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders, and FAV believe that they are not a group within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FAV provides investment management services.